FILED BY DAVITA INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: HealthCare Partners Holdings, LLC
DAVITA EXCHANGE ACT FILE NO.: 001-14106

Article appearing in The Wall Street Journal on May 21, 2012

Dialysis Firm Bets on Branching Out

By ANNA WILDE MATHEWS And ANJALI ATHAVALEY

Kidney-care company DaVita Inc.’s $4.42 billion deal for doctor group HealthCare Partners LLC represents one of the biggest bets so far that the health-care system is moving toward large, integrated medical providers that can manage patients under a budget.

The proposed purchase, which would form a unified company called DaVita HealthCare Partners Inc., would marry firms that currently operate very differently.

DaVita, which had about $6.98 billion in revenue last year, provides dialysis services, primarily to Medicare patients, through a national network of around 1,500 outpatient facilities and 700 hospital units.

Closely held HealthCare Partners, the largest U.S. operator of physician groups and networks with revenue of around $2.4 billion last year, focuses on California, Florida and Nevada. With about 700 doctors in the medical group and around 8,300 affiliated independent physicians, the Torrance, Calif., company seeks to oversee nearly all of its patients’ health needs, including primary care, specialty care as well as coordinating other services like hospital visits.

In striking the deal, DaVita is wagering that American health care is changing significantly—moving away from a fragmented world in which individual doctors and hospitals get fees for each service, and toward large integrated providers that coordinate all patients’ medical needs and get paid in ways that reward quality and efficiency. HealthCare Partners gets much of its payment in so-called capitated flat fees that are supposed to cover nearly all of a patient’s care, an arrangement that puts a provider at risk of losing money if the person requires many pricey services.

DaVita’s bet echoes across the industry. Hospitals are snapping up doctor practices and seeking to become accountable care organizations, and insurance carriers are buying or teaming up with medical providers. In southern California, traditionally a hotbed of such setups, WellPoint Inc. bought CareMore Health Group, a Medicare carrier that operates its own clinics, and UnitedHealth Group Inc.’s Optum took over operations of Monarch HealthCare, an association that includes some 2,300 doctors.

The latest deal may be the biggest so far. Denver-based DaVita will pay $3.66 billion in cash and about 9.38 million shares of DaVita common stock with a value of $758 million, based on DaVita’s closing price of $80.81 Friday. In 4 p.m. trading on the New York Stock Exchange Monday, DaVita’s shares were up 4.9% to $84.80. The company will also pay another $275 million in cash if HealthCare Partners hits certain performance targets in 2012 and 2013. HealthCare Partners had net income of $409 million last year, or earnings before interest, taxes, depreciation and amortization of $527 million. The deal is expected to close in the fourth quarter.

The two companies said they think they can expand as government programs and private insurers, along with consumers and doctors, opt for models like HealthCare Partners, which is “placed in the right jet stream of basic American factors in health care,” DaVita Chief Executive Kent Thiry said. He said the deal could be “neutral to modestly accretive” to 2013 earnings per share, and better if amortization costs aren’t included.

In an interview, HealthCare Partners’ CEO, Robert Margolis, said the deal creates “a platform for introductions and opportunities outside of our three markets.” Mr. Thiry said the merged company might look at creating operations that could take on “smaller integrated care contracts in a lot of markets,” in addition to HealthCare Partners’ current structure of an in-depth presence in a few geographies.

Dr. Margolis will join the board of directors of the merged company and become its co-chairman, sharing the role with Mr. Thiry.

But analysts said there are significant risks, including squeezes on Medicare payments that could affect both sides of the merged company. “The question is, how well will this company execute?” said John Ransom, an analyst at Raymond James & Associates. He said he didn’t see significant synergies between the dialysis operations and HealthCare Partners.

The companies said the physician business will be managed as a separate unit from the kidney-care operations.

Efforts to create national physician-management companies led to high-profile failures in the 1990s. “It’s very hard to scale something like this,” said Les Funtleyder, a Miller Tabak health-care portfolio manager, who said he didn’t have a position currently in DaVita. The price is “at the higher end of fair value,” he said, and while the market appears to be moving toward more integrated, risk-bearing provider setups, there is a lot of uncertainty about the federal health overhaul.

Write to Anna Wilde Mathews at anna.mathews@wsj.com and Anjali Athavaley at anjali.athavaley@wsj.com

A version of this article appeared May 22, 2012, on page B3 in the U.S. edition of The Wall Street Journal, with the headline: Dialysis Firm Bets On Branching Out.

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the agreement of DaVita Inc. (“DaVita”) to acquire HealthCare Partner Holdings, LLC (“HCP”), a California limited liability company, through a merger of Seismic Acquisition LLC, a wholly owned subsidiary of DaVita, with and into HCP (the “Merger”); DaVita’s or HCP’s inability to satisfy the conditions of the Merger; the need for outside financing to pay the cash consideration in the Merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the Merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the Merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC the S-4 to register the DaVita common stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.